SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 11-K

/X/ ANNUAL REPORT PURSUANT TO SECTION 15 (d)

OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the year ended December 31, 2003

or

/ / TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _____ to _____

Commission File No: 1-6926

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bard Optimum Program

of C. R. Bard, Inc., As Amended and Restated

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

C. R. Bard, Inc.

730 Central Avenue

Murray Hill, NJ 07974

<u>REQUIRED INFORMATION:</u>

Independent Auditors' Report

Statement of Financial Condition As of December 31, 2003

Statement of Income and Changes in Plan Equity For the Year Ended December 31, 2003

Notes to Financial Statements

Independent Auditors' Consent

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

BARD OPTIMUM PROGRAM

 OF C. R. BARD, INC.

By: <u>Charles P. Grom /s/</u>

 Charles P. Grom

 Vice President and Controller

Dated: March 30, 2004

Independent Auditors' Report

To the Retirement Committee of C. R. Bard, Inc.:

We have audited the accompanying statement of financial condition of the Bard Optimum Program of C. R. Bard, Inc. (the "Plan") as of December 31, 2003, and the related statement of income and changes in plan equity for the year then ended. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2003 financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 2003, and the results of its operations for the year then ended in conformity with accounting principles generally accepted in the United States of America.

 /s/ KPMG LLP

Short Hills, New Jersey

March 30, 2004

Bard Optimum Program

Statement of Financial Condition

As of December 31, 2003

	2003
ASSETS:	
Employee contribution receivable	$1,161,493
Employer contribution receivable, net of forfeitures	9,291,427
Total assets	10,452,920
LIABILITIES:	
Liability for restricted stock units on employee contributions	863,623
Liability for restricted stock units on employer contributions	9,291,427
Employee refund payable	297,870
Total liabilities	10,452,920
Plan equity	$ 0

The accompanying notes to financial statements are an integral part of these statements.

Bard Optimum Program

Statement of Income and Changes in Plan Equity

For the Year Ended December 31, 2003

	2003
Plan equity, beginning of year	$0
ADDITIONS:	
Employee contributions	1,161,493
Employer contributions, net of forfeitures	9,291,427
	10,452,920
DEDUCTIONS:	
Amount reserved for restricted stock unit awards	863,623
Amount reserved for future restricted stock unit awards	9,291,427
Employee refunds	297,870
	10,452,920
Plan equity, end of year	$0

The accompanying notes to financial statements are an integral part of these statements.

Bard Optimum Program

Notes to Financial Statements

1. PLAN DESCRIPTION:

The following description of the Bard Optimum Program of C. R. Bard, Inc. (the "Plan"), is provided for general information purposes. Participants in the Plan should refer to the Plan document for more detailed and complete information.

General

The Plan is designed as a bonus plan to provide equity-based, long-term incentives to top-performing division managers and sales representatives (the "participants"). The Plan allows for the grant of restricted stock units or for matching awards of restricted stock units on participants' deferred bonus and commissions. The Plan provides for a maximum individual employee deferral of $20,000. All grants and matches of restricted stock units are based on a participant's annual ranking among their respective division managers and sales representatives. Restricted stock units are promissory shares equivalent to one share of C. R. Bard, Inc. ("the company") common stock.

The Plan is not a qualified retirement plan under Section 401(a) of the Internal Revenue Code (the "Code"). The company believes the Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974 (commonly known as "ERISA"). At 12/31/2003, the Plan was conducted as a program under the 2003 Long-Term Incentive Plan of C. R. Bard, Inc.

Participants

The Plan is open to all United States division managers and sales representatives. Division managers, who are superior performers pursuant to the terms of the Plan, are eligible on an annual basis. Sales representatives who are in the top 50% of their domestic division's sales force rankings and receive a fully satisfactory performance rating are eligible to participate in the Plan on an annual basis.

Contributions

In February 2003, the company made contributions to the Plan of 114,504 restricted stock units, net of forfeitures. The value of these restricted stock units at 12/31/03 approximated $9,291,427. During 2003, participating employees deferred bonuses and sales commissions of $1,161,493 in anticipation of matching awards to be made in 2004. Accordingly, in 2003, no matching awards were made by the Plan related to employee deferrals.

Vesting

Restricted stock units awarded in February 2003 will vest in full on the seventh anniversary of the award date. In the event that a participant's employment is terminated prior to vesting, the restricted stock units will be forfeited.

In the event that a participant retires, or terminates employment due to disability or death, the restricted stock units will be deemed $1/7^{th}$ vested on March 1 of each year following the year they were awarded.

If, within two years after a change of control, (i) a participant's employment is terminated by the company or its successor for any reason, such participant will become immediately fully vested in his or her restricted units or (ii) the Plan is terminated, all participants will become immediately fully vested in their restricted stock units.

Distributions

Upon vesting, distributions will be made to the participant in shares of the company's common stock equal to the participant's restricted stock units.

A participant shall have no voting rights with respect to, and shall not be entitled to any dividends (or dividend equivalents) declared in respect of, the restricted stock units prior to their distribution as shares.

Participant Refunds

Terminated employees will have their deferred bonuses and commissions reimbursed in cash as soon as practicable following their termination of employment. If some or all of a Participant's bonus or commission deferral is subsequently determined to be excess based on Plan thresholds, the excess deferred amounts are returned by March 31 of the following Plan year.

Tax Status

Under current law, the value of any part of a restricted stock unit distributed in the form of common stock of the company to a Participant shall be taxable as ordinary income under Sections 451 and 83 of the Code and the company will be entitled to a corresponding tax deduction under Treasury Regulation Section 1.83-6. It is intended that the Plan comply with the requirements of the Code to be taxed as a deferred bonus plan, and the Plan administrator will, to the extent possible, interpret the provisions of the Plan so as to carry out such intent.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting. The Plan's contributions and liabilities are stated at fair value. The company pays for all administrative expenses of the Plan.

Assets

The value of the company's contribution of 114,504 restricted stock units, net of forfeitures, was remeasured based on the company's average closing stock price at December 31, 2003. Employee contributions are shown at their original cash value.

Liabilities

The liability for restricted stock units on employer contributions equals the company's contributions, net of forfeitures to the Plan. The liability for restricted stock units on employee contributions is the employee's contributions, net of refunds to the Plan.

Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Forfeitures

In 2003, there were 10,735 restricted stock units forfeited, which were used to reduce the company's contribution.

(3) PLAN TERMINATION:

The Plan shall terminate upon the earlier of (a) the termination of the Plan by the Board of Directors of the company or (b) the date all shares have been utilized under the 2003 Long-Term Incentive Plan.

The Board of Directors of the company may terminate the Plan as of any date, and the date of termination shall be deemed a Purchase Date. If on such Purchase Date or on any other time participants in the aggregate have rights to purchase more shares of common stock than are available for purchase under the Plan, each participant shall be eligible to purchase a reduced number of shares of common stock on a pro rata basis, and any excess payroll deductions shall be returned to participants, all as provided by rules and regulations adopted by the Plan administrator.

<u>Independent Auditors' Consent</u>

To the Retirement Committee of C. R. Bard, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-86668, 333-59156, 333-55684, 333-78089, 333-51793, 333-69857, 333-30217, 333-07189, 33-63147, 33-35544 and 33-64874) on Form S-8 and (No. 333-05997) on Form S-3 of C. R. Bard, Inc. of our report dated March 30, 2004, with respect to the statement of financial condition of the Bard Optimum Stock Purchase Plan of C. R. Bard, Inc. as of December 31, 2003, and the related statement of income and changes in plan equity for the year then ended, which report appears in the December 31, 2003 Form 11-K of the Bard Optimum Stock Purchase Plan of C.R. Bard, Inc.

/s/ KPMG LLP

Short Hills, New Jersey

March 30, 2004